Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Year Ended December 31,
	2007	2008	2009	2010	2011
Earnings (loss)
Pre-tax loss	$(3,502)	$(31,905)	$(19,606)	$(30,350)	$(36,249)
Total fixed charges	$41,932	$65,534	$52,759	$45,365	$38,157
Total income before fixed charges	$38,430	$33,629	$33,153	$15,015	$1,908

Fixed Charges
Interest expenses	$41,397	$65,373	$52,627	$45,128	$37,736
Assumed interest attributable to rentals	$535	$161	$132	$237	$421
Total fixed charges	$41,932	$65,534	$52,759	$45,365	$38,157
Deficiency of earnings available to cover fixed charges	$3,502	$31,905	$19,606	$30,350	$36,249
Ratio of earnings available to cover fixed charges	n/a	n/a	n/a	n/a	n/a